UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 17 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012, Amendment No. 12 thereto filed on December 31, 2012, Amendment No. 13 thereto filed on February 7, 2013, Amendment No. 14 thereto filed on March 1, 2013, Amendment No. 15 thereto filed on March 12, 2013 and Amendment No. 16 thereto filed on March 14, 2013 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On March 20, 2013, Roust Trading and the members of the Ad Hoc 2013 Notes Committee entered into an Amended and Restated Plan Support Agreement (the “Amended and Restated Plan Support Agreement”) and Amended and Restated Term Sheet (the “Amended and Restated Term Sheet”) in order to, among other things, (i) modify certain milestone dates set forth in the Plan Support Agreement entered into among Roust Trading and the members of the Ad Hoc 2013 Notes Committee on March 14, 2013, (ii) provide that under the Amended Plan, if the Class of claims consisting of the Existing 2013 Notes and the RTL Notes votes in favor of the Amended Plan, each holder of such notes, after giving effect to the RTL Notes Purchase, will receive its pro rata share of an aggregate amount of cash equal to $16.9 million; (iii) modify the allocation of the New Common Stock under the Amended Plan, and (iv) provide that Roust Trading’s obligation to make the RTL Notes Purchase (which would occur simultaneously with the effective date of the Amended Plan) and its agreement to the terms set forth in the Amended and Restated Term Sheet will be subject to Roust Trading’s receipt of 100% of the New Common Stock under the Amended Plan, unless Roust Trading agrees otherwise.

The foregoing disclosure is qualified in its entirety by reference to the full text of the Amended and Restated Plan Support Agreement, a copy of which is attached hereto as Exhibit 99.40 and is incorporated herein by reference and the Amended and Restated Term Sheet, a copy of which is attached hereto as Exhibit 99.41 and is incorporated herein by reference.

The Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other security holders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 17 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.40	Amended and Restated Plan Support Agreement, dated as of March 20, 2013, by and among Roust Trading and certain beneficial owners of the Existing 2013 Notes

Exhibit 99.41	Amended and Restated Term Sheet, dated March 20, 2013, by and among Roust Trading and certain beneficial owners of the Existing 2013 Notes

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko